UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q3 Trading Update dated 17 October 2024

17 October 2024

RENTOKIL INITIAL PLC - THIRD QUARTER TRADING UPDATE

Rentokil Initial plc ("the Group"), today issues a Trading Update for the three months of the 2024 financial year covering the period 1 July 2024 to 30 September 2024.

	AER1			CER
	Q3 2024 £m	Q3 2023 £m	Change	Q3 2024 £m	Q3 2023 £m	Change
Revenue	1,382	1,382	0.0%	1,444	1,394	3.6%

Unless otherwise stated, financials relate to Q3 2024 and are stated at constant exchange rates.

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Group Revenue growth of 3.6% with Organic Revenue growth of 2.6%, including continued strength in Europe, UK and Asia
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North America Organic Revenue growth of 1.4% and North America Pest Control Organic Revenue growth of 1.4%
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Action plans to increase North America organic growth and rebalance the cost base have been strengthened since the September Trading Update
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The Terminix integration continues to go well. After a busy period in Q4 when we will be piloting new pay plans and new satellite branches, there will be a review early in the New Year to assess elements of the programme, delaying the timing of synergy delivery by about 2 to 3 months while the review is completed
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FY 24 revenue and margin guidance unchanged
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BBB (stable) rating reaffirmed by Fitch Ratings. Year-end leverage expected to be unchanged at 2.8x

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

 "The Group delivered Organic Revenue growth of 2.6% in Q3, with strength in the International business2. In North America, we recognise the business has underperformed and we are focused on delivering the operational improvements required. We are expanding our initiatives to increase organic growth and we are taking action to mitigate cost overruns.

"The Terminix integration continues to progress well and we have a full programme of activity for the remainder of 2024. In the New Year, we will review the early results of new Q4 integration activities, including the piloting of new satellite branches, and new technician and sales pay plans, in addition to assessing the effectiveness of our expanded growth initiatives. Post integration, we remain strongly optimistic that our business will lead a highly resilient, growing market."

North America Business

Q3 Performance

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Organic Revenue growth was 1.4% (1.3% year to date). Both Pest Control and Pest Control Services for residential, termite and commercial customers were up 1.4%.
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North America customer retention slightly increased in the period to 79.9%. Our pricing activities continued to be successful in passing cost inflation to our customers.
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After disappointing inbound digital lead flow in July and August, lead volume markedly improved in the second half of September. This was offset throughout Q3 by a slightly lower sales close rate and average dollar value for these leads.
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North America colleague retention increased further to 78.5% (30 June 2024: 77.8%), with improvement in both sales roles (up 0.4ppts to 70.6%) and service roles (up 1ppt to 75.3%).
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The North American leadership team has been strengthened, with a new Chief Marketing Officer and Chief Operating Officer appointed. The North America Chief Financial Officer left the business and the role is being covered on an interim basis by a senior finance colleague from within the Group, pending the appointment of a full time successor.

Growth Initiatives

We are implementing our Right Way 2 plan to increase organic growth. We continue to enhance our sales and marketing approach, and are giving greater focus to customer retention as another important element to unlocking growth.

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Organic search leads. Whilst we have seen a recent positive improvement in digital inbound lead flow, this is coming from our paid search activities supporting the Terminix brand in particular. In Q4, we are looking to deliver improved leads for a number of our other important brands, while also increasing lead generation from our organic search initiatives.
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Satellite branches. From Q4 2024, we will be piloting the opening of at least 10 new satellite branches in key metro areas, to assess the value of a physical presence to the visibility and digital presence of our brands and services.
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High performance culture. There will be increased focus and accountability on executing the selling "basics": speeding up response times to the leads that we generate ("speed to lead"), improving the likelihood of conversion; increasing the average number of sales proposals per day; increasing managers' engagement with sellers; and driving increased sales forecast accountability.
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Customer experience and retention. We're driving continued improvements at all phases of the customer experience, from onboarding to renewal, supported by an analytics upgrade to gain better insights into behavioural data. We are adding three senior leaders in the customer experience space, in addition to the 40 team members that have been added to the dedicated Customer Saves team.

Cost Base

As stated at our September Trading Update, we expanded resources in the North America business ahead of the peak season to deliver our planned growth. With lower volumes than planned, the business has been faced with the challenge of lower density that will continue until organic growth improves. Given our elevated workforce costs this year, we have more tightly managed overtime and labour as we entered the off season. Since the September Trading Update there has been a reduction in our sales, service and G&A headcount of c.250 (c.$22m of annualised cost), in addition to normal ongoing seasonal headcount adjustments.

Material and consumable costs in the North America business have been higher than expected, partly due to inflation. There was also an impact from a new ordering process for Terminix branches and a weaker termite season that resulted in elevated inventory. To help mitigate some of these effects, strict ordering controls at Branch Manager and Regional Director levels have now been implemented. Some additional cost due to inflation is expected to persist (c.$7m on an annualised basis). C.$10m of material and consumable costs are expected to unwind during Q4 2024 and next year.

Terminix Integration

The integration programme proceeded to plan in Q3. Systems and data were migrated for another 28 branches with combined revenues of $136m (a total to the end of Q3 of 36 branches with revenue of $172m). At these locations, there was minimal disruption to operations, with customer retention stable and colleague retention remaining strong. We also migrated Terminix National Account customers to the common systems platform, ensuring consistent service delivery and streamlined account management for our key customers. Lessons learned from migrations have been incorporated into our Integration Playbook, designed to ensure continuous improvement and efficient execution of future migrations.

We are now in a very busy and important period for the integration. Systems migration will continue for approximately 23 more branches with a total revenue of c.$130m. For the first time we also commence rerouting and piloting of our new sales and service pay plans, to initially cover 8 branches encompassing over 250 technicians and about 40 sales colleagues. As we embark on this phase, we take confidence from our rigorous planning and the Group's extensive experience of branch integration.

This past year our company has experienced significant change activities as we have implemented our integration and Right Way 2 Growth strategies. While we remain confident that these strategies will lead to a stronger, faster growing organisation, during Q1 2025 we will review our optimal branch network footprint, which will be informed by the early results of the new satellite branches that will be opened during Q4 2024. We will also review the effectiveness of the new technician and sales pay plans. The review will result in 2025 synergies being pushed out by approximately 2 to 3 months and we will update the market on this review at the Preliminary Results in March.

North American Pest Control Market

The North American pest control market, representing around half of the global market for pest control services, remains an extremely important and exciting market, which we estimate continues to grow at around 4.8% p.a. (CAGR 2024 - 2028)3. Whilst focused on the integration of Terminix and Right Way 2 growth plan, we remain strongly optimistic that post integration our business will lead a highly resilient, growth market.

Regional and Category Performance

Good momentum in Organic Revenue growth was sustained in Q3 in the Group's other regions:

International business (Group excluding North America): +4.4% (+5.0% year to date)

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Europe inc. LATAM: +4.7% (+5.4% year to date)
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UK & Sub Saharan Africa: +4.2% (+4.8% year to date)
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Asia & MENAT: +6.5%  (+5.4% year to date)
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Pacific: +0.6% (+2.9% year to date). Our rural pest control was impacted by adverse weather and there was deferral of jobs in track spray weed control operations

Organic Revenue growth across all categories:

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Pest Control +2.2% (+2.2% year to date)
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Hygiene & Wellbeing +2.9% (+3.9% year to date). Good underlying performance in the UK and Europe, held back by Australia, which lapped strong prior year comparatives, and the non-repeat of credit note releases in the UK in the prior-year
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France Workwear +7.4% (+7.5% year to date), delivering another strong quarter

M&A

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The Group's bolt-on M&A programme continued to create value with 5 deals, delivering annualised revenue in the year before acquisition of £39m. M&A spend for the full year is now expected to be c.£200m.

Balance Sheet

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BBB (stable) rating reaffirmed by Fitch Ratings, which post-dates and reflects the information provided in the September Trading Update. The Company is also BBB (stable) rated by S&P Global.

Board

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As previously announced, Mr Brian Baldwin, the Head of Research of Trian Fund Management, L.P., has joined the Board as a Non-Executive Director.
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The Board has also started the process to appoint at least one further Non-Executive Director with specific experience in US network-based services industries and/or business-to-consumer digital marketing.

Outlook

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There is no change to the 2024 guidance provided at the September Trading Update. Whilst we see opportunities for organic performance to improve in H2 2024, our North America guidance for the period remains c.1%. FY 2024 North America Adjusted Operating Profit margin is anticipated to be c.17.2% and Group Adjusted Operating Profit margin to be c.15.5%. FY 2024 Group Adjusted PBTA is expected to be c.£700m.
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The Group's Net Debt to EBITDA leverage is expected to be unchanged at c.2.8x at year end.
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FY 2025 profit and margin will be affected by the timing of synergy delivery, expected to be pushed out by approximately 2 to 3 months as a result of the Q1 2025 integration review period.
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The Board remains confident in the Group's strategy and longer-term growth prospects. Notwithstanding the near-term headwinds, the long-term market opportunity remains attractive and we are confident that Rentokil Initial is very well positioned to capture this growth.

Conference call details

Today, 17 October at 9:00 am BST, Rentokil Initial Chief Executive, Andy Ransom and Chief Financial Officer, Stuart Ingall-Tombs will host a conference call for analysts and investors. There will be an additional conference call for US audiences at 1:00 pm BST. A replay will be made available on the Company website.

For the 9:00 am call: To join via teleconference use conference ID 6018644 with one of the dial-in options below. An audio webcast is accessible at https://events.q4inc.com/attendee/316615478.

For the 1:00 pm call: To join via teleconference use conference ID 9089361 with one of the dial-in options below. An audio webcast is accessible at https://events.q4inc.com/attendee/761600364.

UK: +44 20 3481 4247
France: +33 1 73 02 31 36
Germany: +49 69 589964217
Sweden: +46 8 505 246 90
Singapore: +65 3159 1234
USA: +1 (646) 307 1963

Additional international access conference numbers can be found at https://registrations.events/directory/international/itfs.html

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc, + 44 7795 166506
Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Notes

1AER - actual exchange rates; CER - constant 2023 exchange rates
2Group excluding North America and centrally managed supply chain revenue
3Speciality Consultants, 2024

Summary of financial performance (at CER)

Regional Performance
	Revenue			Organic Revenue growth
	Q3 2024 £m	Q3 2023 £m	Change %	Q3 2024%

North America	875	868	0.8%	1.4%
Pest Control	851	846	0.6%	1.4%
Hygiene & Wellbeing	24	22	7.9%	3.4%

Europe (inc LATAM)	293	275	6.6%	4.7%
Pest Control	141	134	5.8%	3.9%
Hygiene & Wellbeing	91	85	7.4%	4.1%
France Workwear	61	56	7.4%	7.4%

UK & Sub Saharan Africa	112	99	12.6%	4.2%
Pest Control	53	49	6.5%	6.5%
Hygiene & Wellbeing	59	50	18.7%	2.0%

Asia & MENAT	95	86	9.9%	6.5%
Pest Control	72	64	12.1%	7.6%
Hygiene & Wellbeing	23	22	3.7%	3.6%

Pacific	66	63	6.1%	0.6%
Pest Control	33	31	7.9%	0.7%
Hygiene & Wellbeing	33	32	4.5%	0.4%

International	566	523	8.2%	4.4%
Pest Control	299	278	7.6%	4.8%
Hygiene & Wellbeing	206	189	9.4%	2.8%
France Workwear	61	56	7.4%	7.4%

Central	3	3	18.5%	18.5%
Total at CER	1,444	1,394	3.6%	2.6%
Total at AER	1,382	1,382	0.0%

Category Performance
	Revenue			Organic Revenue growth
	Q3 2024 £m	Q3 2023 £m	Change %	Q3 2024%

Pest Control	1,150	1,124	2.3%	2.2%
Hygiene & Wellbeing	230	211	9.3%	2.9%
France Workwear	61	56	7.4%	7.4%
Central	3	3	18.5%	18.5%
Total at CER	1,444	1,394	3.6%	2.6%
Total at AER	1,382	1,382	0.0%

Summary of financial performance (at AER)

Regional Performance
	Revenue
	Q3 2024 £m	Q3 2023 £m	Change %

North America	834	861	(3.2%)
Pest Control	811	839	(3.3%)
Hygiene & Wellbeing	23	22	3.5%

Europe (inc LATAM)	281	273	3.0%
Pest Control	135	133	1.3%
Hygiene & Wellbeing	87	84	4.3%
France Workwear	59	56	4.9%

UK & Sub Saharan Africa	111	99	12.4%
Pest Control	52	49	6.2%
Hygiene & Wellbeing	59	50	18.6%

Asia & MENAT	89	85	5.0%
Pest Control	67	63	6.5%
Hygiene & Wellbeing	22	22	0.6%

Pacific	64	61	4.3%
Pest Control	32	30	6.0%
Hygiene & Wellbeing	32	31	2.7%

International	545	518	5.3%
Pest Control	286	275	3.9%
Hygiene & Wellbeing	200	187	7.4%
France Workwear	59	56	4.9%

Central	3	3	18.5%
Total at AER	1,382	1,382	0.0%

Category Performance
	Revenue
	Q3 2024 £m	Q3 2023 £m	Change %

Pest Control	1,097	1,114	(1.6%)
Hygiene & Wellbeing	223	209	7.0%
France Workwear	59	56	4.9%
Central	3	3	18.5%
Total at AER	1,382	1,382	0.0%

Cautionary statement

In order, among other things, to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of its third-party service providers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; weakening general economic conditions, including changes in the global job market, or decreased consumer confidence or spending levels especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto and associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security; the identification of a material weakness in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof. The Company makes no guarantee that trends in the management of termite damage claims will continue. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims. Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial. This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and measures presented at actual exchange rates ("AER" - IFRS) and constant full year 2023 exchange rates ("CER" - Non-IFRS). Non-IFRS measures presented also include Organic Revenue Growth, One-off and adjusting items, Adjusted Operating Profit and Adjusted PBTA. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 October 2024	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary